PW


10031883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 3 0 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MacAllaster Pitfield Mackay, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 26th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. MacAllaster — (212) 422-9250
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Mr. David S. MacAllaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacAllaster Pitfield Mackay, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOMINICK A. LIELLO
Notary Public, State of New York
No. 41-4753269
Qualified in Queens County
Commission Expires July 31, 2013

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACALLASTER PITFIELD MACKAY INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2010

MACALLASTER PITFIELD MACKAY INC.

CONTENTS


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
MacAllaster Pitfield Mackay Inc.

We have audited the statement of financial condition of MacAllaster Pitfield Mackay Inc. as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of MacAllaster Pitfield Mackay Inc. as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

BBD, LLP

Philadelphia, Pennsylvania
August 26, 2010

MACALLASTER PITFIELD MACKAY INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2010

ASSETS

Cash	$ 35,662
Cash (segregated in compliance with federal regulations)	2,261,120
Deposits with clearing organizations	119,200
Marketable securities owned, at fair value	4,729,393
Deferred tax asset	1,066,400
Prepaid taxes	6,546
Other assets	12,319
Total assets	$8,230,640

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Short-term bank loan	$ 633,904
Payable to customers	2,264,648
Payable to noncustomers	1,590,471
Marketable securities sold, not yet purchased, at fair value	-
Accounts payable and accrued expenses	42,407
Total liabilities	4,531,430
STOCKHOLDERS' EQUITY	
Capital stock $100 par value; 1,000 shares authorized 375 shares issued and outstanding	37,500
Additional paid-in capital	1,723,694
Retained earnings	1,938,016
Total stockholders' equity	3,699,210
Total liabilities and stockholders' equity	$8,230,640

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MacAllaster Pitfield Mackay Inc. (the ***"Company"***) is registered as a securities broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc. The Company's activities and sources of revenue primarily include the trading of corporate equity securities and providing brokerage and related services to its customers.

The Company is self-clearing and thereby fully subject to the provisions of the Securities and Exchange Commission Rule 15c3-3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value Measurements of Assets and Liabilities

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted market prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Observable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Accounting standards have established guidance for the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. The Company complies with the regulations set forth in the accounting standards for accounting for uncertainty in income tax positions, and this has had no effect on the Company's financial statements.

The Company files U.S., New York State and New York City tax returns. New York State and New York City income tax returns for the years ended June 30, 2007 through June 30, 2010 remain open for examination. The Company's federal tax return for the year ended June 30, 2008 was examined by the IRS, without change, and is no longer open for examination. Federal returns for the years ended June 30, 2009 and 2010 remain open for examination.

(2) CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company, in compliance with Rule 15c3-3 of the Securities and Exchange Commission, has segregated cash of $2,261,120 for the benefit of its customers.

(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

The following table presents the Company's fair value hierarchy, as described in Note 1, for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable equities securities owned	$4,729,393	$ -	$ -	$4,729,393
Liabilities				
Marketable equities securities sold, not yet purchased	$ -	$ -	$ -	$ -

(4) SHORT-TERM BANK LOAN

The Company has a line of credit under which they may borrow up to the lesser of $2 million or 50% of the fair value of the securities pledged as collateral. At June 30, 2010, the fair value of the securities pledged as collateral was $3,267,000. This credit line does not expire, but can be canceled with written notice from either party, and is payable on demand. The loan bears interest at the Prime Rate, which is calculated and charged monthly and on demand.

(5) PAYABLE TO CUSTOMERS

This amount represents cash owed to customers for securities sold. Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, this money is held in a separate account.

(6) PAYABLE TO NONCUSTOMERS

The payable to noncustomers represents amounts payable to stockholders and officers and represents amounts owed for securities sold.

(7) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital under the alternative method allowed by the Rule, whereby required net capital, as defined, shall not be less than the greater of 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-1, or $250,000. At June 30, 2010, net capital was $1,493,279, which was $1,243,279 in excess of the required net capital.

(8) INCOME TAXES

Accounting standards establish financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The deferred tax asset is primarily attributable to net operating loss carryforwards for Federal and state income tax purposes.

The current and deferred tax assets and liabilities created from the above differences are reported on the accompanying statement of financial position as follows:

Prepaid taxes	$ 6,546
Net operating loss carryforward	1,066,400
Total tax assets	$1,072,946
Deferred tax liability	$ -
Total tax liability	$ -

At June 30, 2010, the Company had Federal and State net operating loss carryforwards of approximately $3,467,000 and $3,327,000, respectively that will expire through June 2029. As the Company expects to fully utilize these net operating loss carryforwards, a deferred tax asset of $1,066,400 was recorded.

(9) COMMITMENTS

The Company leases its office, located in New York, New York, under a lease agreement expiring in December 2011. Rent expense was $ 151,922 for the year ended June 30, 2010. Future minimum payments under this lease are as follows: $144,480 in 2011 and $72,240 in 2012.

In September 2004, the Company entered into a software licensing agreement which can be terminated with 180 days notice. Under this agreement, the Company is required to make monthly payments of $3,500. Future minimum payments under this agreement total $42,000 for the year ending June 30, 2011.

(10) CONCENTRATIONS OF RISK

At June 30, 2010, the Company had market exposure with respect to the marketable securities it owned. At June 30, 2010, the Company owned several issues of common stock in the respective industries as follows:

Energy	15%
Banking	46%
Insurance	15%
Technology	9%
Transportation	12%

The Company limits the risk associated with these positions through daily monitoring procedures performed by the Company's management.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

(11) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(12) SUBSEQUENT EVENTS

In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on August 26, 2010. No material subsequent events have occurred since June 30, 2010 that required recognition or disclosure in our current period financial statements.